Exhibit 99.1

GasLog Ltd. and GasLog Partners LP Announce CFO Transition

MONACO — January 16, 2017 — GasLog Ltd. (NYSE: GLOG) (“GasLog”) and GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) announced today that, following a period of successful growth and the transformation of the Company, Simon Crowe has advised the Boards of both companies of his decision to step down from his position as Chief Financial Officer on June 30, 2017. In order to facilitate a smooth transition, Mr. Crowe will remain in his current position as the search for his replacement proceeds.

Peter Livanos, Chairman of GasLog and Director of GasLog Partners, said, “Simon joined GasLog at a critical point as it evolved from a private business into a leading publically traded LNG transportation company. During the years Simon has held the role of CFO at GasLog, he has been instrumental in building a strong finance team and executing a great number of successful capital market transactions, the most significant of which was the IPO of our MLP, GasLog Partners. I would like to wish Simon every success in his continuing career.”

Paul Wogan, GasLog CEO said, “I have thoroughly enjoyed working closely with Simon over the last 4 years, absorbing his energy and passion for the business. His support and influence on the business will certainly be missed. Simon is committed to ensuring a smooth transition for his replacement and we are hopeful that an announcement on this will soon be forthcoming. We all wish Simon well as he moves onto other opportunities.”

Andy Orekar, GasLog Partners CEO, said, “Simon has been a trusted and valued partner to me since the inception of our MLP.  He has developed an outstanding finance and accounting organization and served as a mentor to our high performing group of professionals.  I am confident that Simon will bring his many talents and expertise to his next endeavor.”

Simon Crowe commented, “Since joining GasLog, I have been part of something very special as we have profitably grown from 10 vessels in 2013 to 28 today. It has been very rewarding to help build what is certainly a world class operator of LNG carriers, and develop a first class finance team. With the Company strategically and financially well positioned, I feel the time is now right for me to seek new challenges outside of GasLog and GasLog Partners. I wish the Company well and look forward to watching it flourish.”

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet now includes nine LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of nine LNG carriers with an average carrying capacity of approximately 149,500 cbm, each of which has a multi-year time charter. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:
Paul Wogan
Chief Executive Officer
Phone: +44 203 388 3108

Andy Orekar
Chief Executive Officer
Phone: +1 212 223 0847

Jamie Buckland
Head of Investor Relations
Phone: +44 7590 609274